SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9 (Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

ALLOS THERAPEUTICS, INC.

(Name of Subject Company)

ALLOS THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

019777101

(CUSIP Number of Class of Securities)

Paul Berns

Chief Executive Officer

11080 CirclePoint Road, Suite 200

Westminster, CO 80020

(303) 426-6262

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2012 and amended on April 20, 2012 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”), by Allos Therapeutics, Inc., a Delaware corporation (the “Company”), relating to the tender offer disclosed in a Tender Offer Statement on Schedule TO, dated April 13, 2012 (the “Schedule TO”), filed by Sapphire Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc., a Delaware corporation, pursuant to which Purchaser is offering to purchase all outstanding shares of common stock, par value $0.001 per share (including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, the “Shares”), of the Company, at a purchase price of $1.82 per share, plus one contingent value right to receive additional consideration of $0.11 per Share in cash upon the achievement of specified milestones, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 13, 2012, and in the related Letter of Transmittal.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended by replacing the first paragraph immediately following the caption titled “CVR Agreement” in the section titled “Arrangements between the Company and Parent” with the following paragraph:

“Prior to the Acceptance Time, the Company will enter into the CVR Agreement with Parent and a rights agent, which will govern the terms of the payment for the CVRs. Pursuant to the CVR Agreement, one CVR shall be issued for (i) each Share that Purchaser accepts for payment pursuant to the Offer, (ii) each Share outstanding that is owned by a Company stockholder prior to the effective time of the Merger and is converted into the right to receive the Offer Price (less any exercise price therefor), and (iii) each Share underlying each option or restricted stock unit that is entitled to receive the Offer Price pursuant to the Merger Agreement. The payment of $0.11 pursuant to the CVR is conditioned on obtaining the following two milestones: (1) the Marketing Authorisation Application (“MAA”) for FOLOTYN is approved by the European Medicines Agency (the “EMA”) for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (“PTCL”) in Europe (the “EMA Approval”) by December 31, 2012 and (2) the first reimbursable commercial sale of FOLOTYN is achieved in at least three of the specified major markets in the European Union by December 31, 2013 (such milestones, the “EU Milestones”). In January 2012, the EMA Committee for Medicinal Products for Human Use (“CHMP”) issued an opinion recommending against conditional approval of FOLOTYN for the treatment of patients with relapsed or refractory PTCL. The Company submitted a request for the re-examination of the CHMP opinion in January 2012. On April 20, 2012, the CHMP confirmed its previous negative opinion on the MAA for FOLOTYN. The Company is reviewing the CHMP opinion and is evaluating its potential options for continuing to pursue regulatory approval of FOLOTYN in Europe as a treatment for relapsed or refractory PTCL.”

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended by replacing the eleventh paragraph following the caption titled “The Company’s Further Consideration of Strategic Alternatives and the Merger Agreement” in the section titled “Background of the Offer; Reasons for the Company Board’s Recommendation” and in the subsection titled “Background of the Offer” with the following paragraph:

“In addition, in January 2012, the CHMP issued an opinion recommending against conditional approval of FOLOTYN for the treatment of patients with relapsed or refractory PTCL. The Company submitted a request for re-examination of the CHMP opinion in January 2012. On April 20, 2012, the CHMP confirmed its previous negative opinion on the MAA for FOLOTYN. The Company is reviewing the CHMP opinion and is evaluating its potential options for continuing to pursue regulatory approval of FOLOTYN in Europe as a treatment for relapsed or refractory PTCL.”

Item 4 of the Schedule 14D-9 is hereby amended by replacing the second paragraph following the caption titled “Important Information About the Company Prepared Financial Forecasts and Non-Risk Adjusted US Net Sales Forecast” in the section titled “Certain Financial Forecasts” with the following paragraph:

“In addition to the assumptions described in the preceding paragraph, the Non-Risk Adjusted US Net Sales Forecast assumed a 100% probability of approvals of FOLOTYN for the first-line treatment of patients with PTCL and for the treatment of patients with relapsed or refractory CTCL. On the other hand, in addition to the assumptions described in the foregoing paragraph, the Company prepared financial forecasts included assumptions as to the probability, as determined by the Company’s management, of achieving regulatory success with respect to existing indications of FOLOTYN outside of the United States and with respect to new indications of FOLOTYN both within and outside of the United States, including regulatory approvals outside of the United States for the treatment of patients with relapsed or refractory PTCL, regulatory approvals (for a combination therapy including Bexarotene) in the United States and outside of the United States for the treatment of patients with relapsed or refractory CTCL, and regulatory approvals both within and outside of the United States as first-line treatment for patients with PTCL, the receipt of milestone and royalty payments for FOLOTYN, and the timing of regulatory success and commercialization of FOLOTYN. The Company prepared financial forecasts also assume, on a probability-adjusted basis, regulatory approval of FOLOTYN for the treatment of patients with relapsed or refractory PTCL in 2012 in Europe and in 2014 in Japan, regulatory approval of a combination therapy of FOLOTYN plus Bexarotene for the treatment of patients with relapsed or refractory CTCL in 2016 in the United States and in Europe, and regulatory approval of FOLOTYN as first-line treatment for patients with PTCL in 2016 in the United States, in 2017 in Europe and in Japan. With respect to regulatory approval of FOLOTYN for the treatment of patients with relapsed or refractory PTCL in Europe, in January 2012 the CHMP issued an opinion recommending against conditional approval of FOLOTYN for the treatment of patients with relapsed or refractory PTCL. The Company submitted a request for the re-examination of the CHMP opinion in January 2012. On April 20, 2012, the CHMP confirmed its previous negative opinion on the MAA for FOLOTYN. The Company is reviewing the CHMP opinion and is evaluating its potential options for continuing to pursue regulatory approval of FOLOTYN in Europe as a treatment for relapsed or refractory PTCL.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph at the end of the section entitled “Litigation”:

“On April 20, 2012, an amended class action complaint was filed in the Delaware Court of Chancery in the matter captioned Keucher v. Berns, et al., C.A. No. 7419-VCN (the “Amended Keucher Complaint”), adding allegations that this Schedule 14D-9 contains inadequate, incomplete and/or misleading disclosures. The foregoing description of the Amended Keucher Complaint does not purport to be complete and is qualified in its entirety by reference to the Amended Keucher Complaint, which is filed as Exhibit (g)(3) to this Schedule 14D-9 and is incorporated herein by reference.

In re Allos Complaint

On April 20, 2012, a verified second amended class action complaint for breach of fiduciary duty (the “In re Allos Complaint”) was filed in the Delaware Court of Chancery in the matter captioned In re Allos Therapeutics, Inc. Shareholders Litigation, C.A. No. 6714-VCN. The In re Allos Complaint replaces the verified amended class action complaint that had alleged that Allos and its directors breached their fiduciary duties in connection with the proposed merger with AMAG. The In re Allos Complaint names as defendants the Company, the members of the Company Board, as well as Parent and Purchaser. The plaintiff alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders in connection with the proposed merger between the Company and Parent, and were aided and abetted by the Company, Parent and Purchaser. The In re Allos Complaint alleges that the merger involves an unfair price and an inadequate sales process, unreasonable deal protection devices, that defendants entered into the transaction to benefit themselves personally, and that this Schedule 14D-9 contains inadequate, incomplete and/or misleading disclosures. The In re Allos Complaint seeks injunctive relief, including to enjoin the merger, attorneys’ and other fees and costs, and other relief. The foregoing description of the In re Allos Complaint does not purport to be complete and is qualified in its entirety by reference to the In re Allos Complaint, which is filed as Exhibit (g)(4) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 8 of the Schedule 14D-9 is hereby amended by replacing the second paragraph in the section titled “Regulatory Approvals” with the following paragraph:

“Each of the Company and Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer on April 9, 2012. In consultation with the FTC, on April 23, 2012, Parent withdrew its Premerger Notification and Report Form and, on April 24, 2012, Parent re-filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, which will begin a new waiting period under the HSR Act. The new waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. (New York time) on May 9, 2012, prior to the initial expiration date of the Offer, unless the waiting period is terminated or extended by a Request For Additional Information and Documentary Material from the FTC or the Antitrust Division prior to that time.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibits:

Exhibit Number	Description
(a)(4)	Email to Allos Employees, dated April 24, 2012.
(g)(3)	Amended Complaint filed by Keucher, et al. in the Delaware Court of Chancery on April 20, 2012.
(g)(4)	Second Amended Complaint in the matter captioned In re Allos Therapeutics, Inc. Shareholders Litigation, Keucher v. Berns, et al., C.A. No. 6714-VCN, filed in the Delaware Court of Chancery on April 20, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2012

ALLOS THERAPEUTICS, INC.

By:	/s/ Marc H. Graboyes

Name:	Marc H. Graboyes
Title:	Senior Vice President, General Counsel

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